Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019-6022
United States

Manuel G. Rivera
Sr. Counsel
Direct line +1 212 318 3296
manny.rivera@nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 318 3400
nortonrosefulbright.com

April 6, 2017

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    H. Roger Schwall
        Assistant Director
        Office of Natural Resources
Re:    Delek Holdco, Inc.
        Registration Statement on Form S-4
        Filed February 28, 2017
        File No. 333-216298
Dear Mr. Schwall:
This letter sets forth the response of Delek Holdco, Inc. (the “Company”) to the comment letter, dated March 28, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s Registration Statement on Form S-4 (File No. 333-216298) (the “Registration Statement”), and to the oral comments to the Registration Statement delivered telephonically by Lisa Krestynick of the Staff to the undersigned on March 28, 2017. For your convenience, the Staff’s written comments have been set forth in their entirety below, and the Staff’s telephonic comments have been paraphrased below. The Company’s response to each comment appears immediately after it. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the Staff comment letter.
This letter is being filed with the SEC concurrently with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), the applicable pages of which are referred to in the Company’s responses below. In addition, courtesy hardcopies of this letter, Amendment No. 1 and a redline of Amendment No. 1 marked against the original filing of the Registration Statement are being delivered to the Staff. Any capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1.

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H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 2

Summary, page 15
Conditions to the Completion of the Merger, page 24
1.    At pages 26 and 27, you include the tax opinions in the list of waivable conditions. Please disclose that if the condition that these opinions be received is waived and the consequences would be material, both Delek US Holdings, Inc. and Alon USA Energy, Inc. will recirculate a revised proxy statement/prospectus and both will resolicit their respective stockholders.
Response: The Company hereby advises that Staff that, although delivery of the tax opinions is a waivable condition under the merger agreement, Delek and Alon have no expectation that it will be necessary to waive this condition. The disclosure has been revised to reflect this. See pages 13, 26, 27, 200 and 201 of Amendment No. 1. In addition, please note that Exhibit 8.1, the tax opinion of Baker Botts L.L.P., counsel to Delek, and Exhibit 8.2, the tax opinion of Vinson & Elkins LLP, counsel to Alon, have been filed with Amendment No. 1.
2.    We note that each board relied upon its advisor in making the recommendation to its respective stockholders. But JP Morgan “assumed that the Transaction … will qualify as a tax-free reorganization” (Annex F, page 2), and Tudor, Pickering, Holt & Co. (“TPH”) assumed that “(iv) all conditions to the consummation of the Transactions will be satisfied without amendment or waiver thereof [and] (v) the Transactions will have the tax consequences discussed…..” (Annex G, page 2). In the circumstances described in the previous comment, please also disclose whether the parties would ask their respective fairness advisors to provide updated opinions to reflect the change.
Response: As noted in response to Staff comment #1, the parties have no expectation that it will be necessary to waive the condition that tax opinions be delivered prior to completion of the Mergers. The disclosure has been revised to reflect this. See pages 13, 26, 27, 200 and 201 of Amendment No. 1. Accordingly, Delek and Alon do not anticipate requesting revised fairness opinions from their respective financial advisors.
The Mergers, page 79
Background of the Mergers, page 79
3.    We note that both J.P. Morgan and TPH made multiple presentations to the Special Committee and to the Delek board, respectively. If an outside party provides a report, opinion, or appraisal materially related to the transaction and it is referred to in the prospectus, you should provide the information Item 1015(b) of Regulation M-A requires in each instance. In the alternative, please tell us why you do not believe that Item 1015(b) and Form S-4 Item 4(b) apply.
Response: The Company respectfully acknowledges the Staff’s comment. However, the Company believes that the preliminary presentations made by TPH to the Delek board and by J.P. Morgan to the Alon Special Committee, some of which did not reflect the final terms of the transaction, are not materially related to the transaction for purposes of Item 1015(b) of Regulation M-A and Form S-4 Item 4(b). The Company believes that only TPH’s final presentation delivered

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 3

in connection with its fairness opinion to the Delek board and J.P. Morgan’s final presentation delivered in connection with its fairness opinion to the Alon Special Committee, both of which are fully described in the joint proxy statement/prospectus, are reports, opinions or appraisals materially related to the transaction requiring disclosure of the information specified in Item 1015(b) of Regulation M-A. In addition, the preliminary presentations by TPH and J.P. Morgan at the referenced Delek board meetings and Alon Special Committee meetings included information that was updated and incorporated into the final fairness opinion presentations delivered by TPH and J.P. Morgan described in the Registration Statement.
4.    Please revise the disclosure at page 108 to explain further what the “valuation parameters” were such that the proposed exchange ratio of 0.44 shares of Delek common stock fell within such parameters. To provide further context, please quantify the corresponding market price derived ratio on December 21, 2016.
Response: The Company has supplemented the disclosure in accordance with the Staff’s comment. See page 109 and 110 of Amendment No. 1.
5.    Please expand your disclosure at page 85 to explain why Mr. Yemin, in his capacity as an officer of Delek, proposed that two new independent directors replace Messrs. Morris and Pery on the Alon Board. Disclose how and by whom the replacement directors were selected. Disclose whether Mr. Wiessman objected to the request. Insofar as both directors also served as members of the Special Committee, disclose whether he or others on the Special Committee were concerned about how this action might appear in the context of ongoing discussions regarding a potential acquisition by Delek of the Alon shares. Also address the reference to the Alon board’s reliance upon an “arm’s length” negotiation process (see page 131) in light of the replacement actions.
Response: The Company has expanded the disclosure concerning the proposed replacement of two Alon board members in accordance with the Staff’s comment. See page 85 of Amendment No. 1.
6.    We note your disclosure at pages 106-111 regarding “issues in the draft merger agreement.” Please expand your disclosure throughout this section to identify those particular officers, board members, or committee members who participated in the particular negotiation sessions. Also briefly discuss how the various identified issues were resolved, including any material concessions the parties made in order to move toward a final agreement.
Response: The disclosure at pages 106-111 of the “Background of the Mergers” section of the joint proxy statement/prospectus has been revised in accordance with the Staff’s comment. See pages 106 through 115 of Amendment No. 1.

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 4

Opinion of Delek’s Financial Advisor, page 116
Introduction, page 116
7.    The joint letter to stockholders states that you “expect to achieve meaningful synergies.” We note that TPH and J.P. Morgan considered expected synergies in formulating their opinions. We further note at pages 113 and 130 that the Delek Board and Special Committee both cited an expectation of “substantial” synergies as a factor favoring the merger. However, for the most part, you do not quantify in context the particular references to synergies. Moreover, both advisors appear to use different definitions for “Synergies.” See pages 117 and 135. Language at page 143 appears to suggest that the J.P. Morgan “Synergies” total $755 million. Please revise to clarify whether this is the intended meaning, and make similar revisions elsewhere to describe and quantify the particular synergies as appropriate. Also revise to clarify inconsistent references to defined terms.
Response: In response to the Staff’s comment, additional disclosures quantifying the synergies utilized for the purposes of TPH’s analysis have been incorporated into the joint proxy statement/prospectus. See page 123 of Amendment No. 1. The disclosure has also been revised to clarify the relevant defined terms. See pages 121, 123, 130 and 131 of Amendment No. 1.
In addition, the Company respectfully directs the Staff to page 146 of Amendment No. 1, where it has disclosed that “J.P. Morgan conducted an additional discounted cash flow analysis of the present value of the Synergies”. Such analysis “indicated a range of implied values for the Synergies of $673.0 million to $864.0 million”. As explained on page 147 of Amendment No. 1, the $755 million figure identified by the Staff in comment 7 is the midpoint value of this range of implied present values for the Synergies.
8.    We note that there are a number of analyses which TPH apparently provided to the Delek board but which are not referenced or summarized. Please confirm that you have summarized all material analyses that TPH provided to Delek. Also, for both advisors, please ensure that you briefly describe the methodology and criteria the advisor used to select comparable companies or transactions. If any companies or transactions otherwise meeting the criteria were excluded, please briefly explain why.
Response: The Company confirms to the Staff that all material analyses that TPH provided to Delek have been disclosed in the joint proxy statement/prospectus. The Company has provided additional disclosure on page 125 of Amendment No. 1 to clarify the criteria used by TPH to select comparable companies. In addition, the Company respectfully directs the Staff to page 126 of Amendment No. 1, where it has disclosed that “TPH selected, based on its experience, and reviewed certain transactions with similar characteristics to the proposed transactions in the oil and gas refining industry located in North America . . . No selected transactions were identical to the proposed transactions. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Delek and Alon and the selected precedent transactions that could affect the values are also relevant.” TPH did not exclude from its analyses any public companies or transactions meeting the disclosed criteria.
In addition, the Company respectfully directs the Staff to page 141 of Amendment No. 1, where it has disclosed that the companies selected by J.P. Morgan for the public trading multiples

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 5

analysis were “engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the businesses of Alon and Delek or aspects thereof” and have “operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Alon and Delek.” J.P. Morgan selected public companies whose primary line of business is refining. J.P. Morgan did not exclude from its public trading multiples analysis any public companies meeting these criteria.
The Company also respectfully directs the Staff to page 143 of Amendment No. 1, where it has disclosed that the companies selected by J.P. Morgan for the sum-of-the-parts analysis were “publicly traded companies with operations and businesses that, for purposes of the analysis, may be considered similar to the relevant segments” of Alon and Delek, as the case may be. J.P. Morgan selected public companies whose primary lines of business are similar to the segments of Alon and Delek listed on pages 142 and 144, respectively, of Amendment No. 1. J.P. Morgan did not exclude from its sum-of-the-parts analysis any public companies meeting these criteria.
Certain Delek and Alon Unaudited Prospective Financial Information, page 145
Unaudited Forecasted Financial Information Prepared by Alon, page 150
9.    We note that these projections are subject to assumptions and estimates. Please disclose the principal material assumptions underlying the projections.
Response: The Company acknowledges the Staff’s comment and has included additional disclosure relating to the material assumptions underlying the projections on pages 155 through 162 of Amendment No. 1.
10.    Although you state that information becomes less predictive with each successive year, it appears that J.P. Morgan considered projected information for periods ending beyond what is described in the summary of the analyses it performed. Please make corresponding revisions, or explain why you believe this is not appropriate or required.
Response: The Company acknowledges the Staff’s comment and has included additional disclosure of the full projected financial information considered by J.P. Morgan for purposes of its financial analyses on pages 155 through 162 of Amendment No. 1.
The Merger Agreement, page 168
Organizational Documents; Directors, Managers and Officers; NYSE Listing, page 173
Directors and Officers, page 174
11.    We note your disclosure regarding who will serve as directors of Delek Holdco, Inc. Please file all consents required by Securities Act Rule 438.
Response: In accordance with the Staff’s comment, the Securities Act Rule 438 consents of William J. Finnerty, Carlos E. Jordá, Charles H. Leonard, Gary M. Sullivan, Jr., and Shlomo Zohar have been filed with Amendment No. 1 as Exhibits 99.6 through 99.10.

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 6

Material U.S. Federal Income Tax Consequences of the Merger, page 200
12.    You refer to a “general discussion” and indicate the disclosure is “for general information only.” Please remove this qualifying language, identify counsel who is providing the requisite opinion, and ensure that your disclosure complies with the requirements set forth in Staff Legal Bulletin No. 19 (October 14, 2011). We note the entries at exhibits 8.1 and 8.2 in the exhibit list. Also, please revise to clarify why counsel carves out “the unearned income Medicare contribution tax” in this context.
Response: The Company has removed qualifying language and ensured that the tax disclosure complies with Staff Legal Bulletin No. 19, in accordance with the Staff’s comment. See pages 209 through 211 of Amendment No. 1. In addition, as noted in the Company’s response to comment 1 of the Staff, Exhibit 8.1, the tax opinion of Baker Botts L.L.P., counsel to Delek, and Exhibit 8.2, the tax opinion of Vinson & Elkins LLP, counsel to Alon, have been filed with Amendment No. 1. The Company has deleted the carveout for “the unearned income Medicare contribution tax.” See page 209 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Information, page 206
13.    We note your disclosure in the third paragraph under this heading, stating that you have not identified all adjustments necessary to conform the accounting policies of the two companies. Please expand your disclosure to describe the differences in accounting policies that you have identified and for which adjustments may be necessary once you complete your analysis and computations.
Response: The disclosure has been revised in accordance with the Staff’s comment. See page 217 of Amendment No. 1.
14.    Please modify the disclosures concerning the purchase price allocation, indicating the actual allocation to be performed “may be materially different” than the one you have presented, and that the pro forma statements are “not necessarily indicative of the operating results and financial position that would have been achieved,” to clarify the extent to which you believe the presentation is consistent with the objective outlined in Rule 11-02 of Regulation S-X, which is to assist investors in analyzing your future prospects by illustrating the possible scope of the change in your historical financial position and results of operations caused by the transaction.
Response: The disclosure has been revised in accordance with the Staff’s comment. See page 224 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 208
15.    We note that adjustment (m) reduces depreciable assets by $92 million and that adjustment (b) reduces pro forma combined depreciation expense by $64.5 million resulting from the value ascribed to property, plant and equipment and intangible assets in your allocation of the purchase price. Please disclose how these adjustments are correlated and submit the underlying analysis and computation for review.
Response: In response to the Staff’s comment, the Company advises the Staff as follows:

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 7

•
The pro forma adjustment to reduce depreciation expense is based on the preliminary purchase price amount allocated to property, plant and equipment in adjustment (m) but the amount of the depreciation adjustment is not directly correlated to the reduction of depreciable assets by $92 million.

•	The pro forma depreciation and amortization expense adjustment is calculated based on the preliminary purchase price allocation analysis as follows:

o	The preliminary purchase price allocation to property, plant and equipment is $1,320 million, of which an estimate of $197.5 million is allocated to land.

o
The estimated annual depreciation expense amount of $74.8 million is calculated based on a depreciable property, plant and equipment amount of $1,122.5 million over an average estimated useful life of 15 years, based on the estimated useful lives range of 3 to 40 years.

o
The preliminary purchase price allocation to acquired definite-lived intangible assets is $50.0 million which results in an estimated $6.3 million of amortization expense based on an average estimated useful life of 8 years. The estimated useful lives of the definite-lived intangible assets is estimated to range between 5 to 10 years.

o	Total pro forma depreciation and amortization expense resulting from the above calculations is $81.1 million.

o
The pro forma combined depreciation and amortization expense adjustment of $64.5 million is calculated by subtracting the $81.1 million from the $145.6 million of depreciation and amortization expense of Alon for the year ended December 31, 2016.

Telephonic comments of the Staff
1.    We note that the term “Disinterested Stockholders” appears on page 82, but is not defined until later in the joint proxy statement/prospectus. Please review and revise the disclosure throughout to assure that each defined term is defined near the first place it appears.
Response: We hereby advise the Staff that the term “Disinterested Stockholders” is first used and defined on page 5 of the joint proxy statement/prospectus, not after the use of the defined term on page 82. The Company has complied with the Staff’s request to assure that each defined term is defined near the first place that it appears in the joint proxy statement/prospectus.
2.    The last line on page 134 sets forth a sentence that begins “J.P. Morgan expressed no opinion as to fairness of the consideration to the holders of any class of securities, creditors or other constituencies…” Please revise this sentence to indicate that J.P. Morgan provided no “other” opinion, or provide a further explanation.
Response: The disclosure has been revised in accordance with the Staff’s comment. See page 138 of Amendment No. 1.

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 8

3.    On pages 157 through 158, the description of the employment agreement of Alan Moret includes references to Mr. Eisman and Mr. Wiessman. Please revise this disclosure or provide an explanation for the inclusion of these references.
Response: In response to the Staff’s comment, we confirm that under the terms of Mr. Moret’s employment agreement, Mr. Moret would have “Good Reason” to terminate his employment with Alon upon the involuntary removal of Paul Eisman as Chief Executive Officer of Alon or the removal or resignation of David Wiessman as Chairman of the Board of Alon.  This provision was added to Mr. Moret’s employment agreement by an amendment that was filed as Exhibit 10.4 to the Current Report on Form 8-K filed by Alon with the SEC on May 15, 2015.  Alon entered into the amendment as a result of negotiations to ensure Mr. Moret’s continued service to Alon during a time when the future of Alon’s executive leadership team was uncertain.
4.    Please review the Staff’s Securities Act Forms Compliance and Disclosure Interpretations, Section 123.05, and revise the disclosure on page 240 to provide that the reports referred to therein are incorporated by reference into the joint proxy statement/prospectus and that all subsequently filed documents referred to therein, through the date of termination of the offering, shall be deemed incorporated by reference in the joint proxy statement/prospectus.
Response: The incorporation by reference disclosure has been amended in accordance with the Staff’s comment. See pages 251 to 252 of Amendment No. 1.
5.    Please refer to page 3 of the fairness opinion of TPH on page 3 of Annex G. The second to last paragraph includes a statement that the TPH fairness opinion may be relied on only by the Delek Board. This disclaimer suggests that the TPH fairness opinion cannot be relied on by the public stockholders, who have a right to such reliance. Please revise the TPH fairness opinion to remove this disclaimer, or provide a further explanation to the Staff.
Response: In response to the Staff’s comment, TPH has revised the text of its fairness opinion to delete the referenced disclaimer, and the Company has accordingly revised the text of Annex G to the joint proxy statement/prospectus. See page G-3 of Amendment No. 1.
* * *
Should the Staff wish to discuss any of the responses above, please contact the undersigned at (212) 318-3296, Daniel Mark at (713) 229-1723 or Amber Ervin at (615) 721-3715.

Very truly yours,
/s/ Manuel G. Rivera
Manuel G. Rivera

H. Roger Schwall U.S. Securities and Exchange Commission April 6, 2017 Page 9

cc:	John Cannarella, U.S. Securities and Exchange Commission
Karl Hiller, U.S. Securities and Exchange Commission
Lisa Krestynick, U.S. Securities and Exchange Commission
Timothy S. Levenberg, U.S. Securities and Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Assaf Ginzburg, Delek US Holdings, Inc.
Danny Norris, Delek US Holdings, Inc.
Amber Ervin, Esq., Delek US Holdings, Inc.
James Ranspot, Esq., Alon USA Energy, Inc.
Daniel Mark, Esq., Baker Botts L.L.P.
Gillian Hobson, Esq., Vinson & Elkins LLP
Jay Tabor, Gibson Dunn & Crutcher LLP